EXHIBIT 12.1

Enbridge Energy Partners, L.P.
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
	(dollars in millions)
Income from continuing operations before provision for income taxes and minority interest	$110.1	$285.8	$89.2	$138.2	$111.7	$78.6

Add: Fixed Charges	66.8	122.1	113.3	91.3	87.3	67.7
Less: Interest capitalized	18.9	10.7	4.0	2.1	2.2	8.1
Total earnings as adjusted	$158.0	$397.2	$198.5	$227.4	$196.8	$138.2

Fixed Charges:
Interest expense - net	$41.4	$98.7	$95.6	$77.1	$64.9	$50.4
Interest expense - affiliate	4.6	9.4	9.7	9.1	18.1	7.5
Estimated interest portion of rental expense	1.9	3.3	4.0	3.0	2.2	1.7
Interest capitalized	18.9	10.7	4.0	2.1	2.2	8.1
Fixed Charges	$66.8	$122.1	$113.3	$91.3	$87.4	$67.7

Ratio of earnings to fixed charges	2.37x	3.25x	1.75x	2.49x	2.25x	2.04x